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SEC FILE NUMBER
8-68717

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

TONTINE INVESTMENT GROUP, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Scott Avenue
(No. and Street)

Selden	**New York**	**11784**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Driscoll	**(631) 553-5075**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – if individual, state last, first, middle name)

209 West Jackson Boulevard, Suite 404	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

RMS

OATH OR AFFIRMATION

I, **Christopher Driscoll**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Tontine Investment Group, LLC** as of **December 31, 2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO
Title

Sworn and subscribed to me on the

1st day of March, 2019

Notary Public

PAUL A. KALKER
Notary Public, State of New York
Reg. No. 4994802
Qualified in Suffolk County
Commission Expires April 13, 2022

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) A copy of the Exemption Report.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

OFFICE (312) 939-0477
FAX (312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Tontine Investment Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Tontine Investment Group, LLC as of December 31, 2018, the related statements of income (loss), changes in member's equity, and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Tontine Investment Group, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Tontine Investment Group, LLC's management. Our responsibility is to express an opinion on Tontine Investment Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tontine Investment Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information, which is comprised of the Revised Net Capital Computation, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Information Relating to Possession or Control Requirements Under Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of Tontine Investment Group, LLC's financial statements. The supplementary information is the responsibility of Tontine Investment Group, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Tontine Investment Group, LLC's auditor since 2014.

Bradford R. Dooley & Associates

Chicago, Illinois
February 28, 2019

TONTINE INVESTMENT GROUP. LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31 2018

TONTINE INVESTMENT GROUP LLC
(A Florida Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31 2018

ASSETS

Current Assets		
Cash		19,224
Total Current Assets	$	19,224
Other Assets		
Flex-Funding Daily Account		16
Total Other Assets	$	16
TOTAL ASSETS	$	19,240

LIABILITIES AND MEMBER'S CAPITAL

Liabilities		
Current Liabilities		
Accounts Payable	$	11,046
Total Liabilities	$	11,046
Total Equity	$	8,194
TOTAL LIABILITIES & EQUITY	$	19,240

** The accompanying notes are an intergral part of these financial statemement*

TONTINE INVESTMENT GROUP, LLC
(A Florida Limited Liability Company)
STATEMENT OF INCOMEm (LOSS)
FOR THE YEAR ENDED DECEMBER 31,2018

Income			
Total Income		$	328
Expenses			
	Advertising & Promotion	$	2,362
	Bad Debt Expense	$	5,519
	Bank Service Charges	$	180
	Corp Licensing	$	139
	CRD	$	1,330
	Comp & Internet Exp	$	1,656
	Dues & Subscriptions	$	2,250
	Insurance Exp - Fidelity	$	472
	Meal & Ent	$	259
	Office Supplies	$	681
	Postage & Delivery	$	49
	Professional Fees - Sub	$	105,935
Total Expenses		$	120,832
Net Income (Loss)		$	-120,504

** The accompanying notes are an intergral part of these financial statemement*

TONTINE INVESTMENT GROUP, LLC
(A Florida Limited Liability Company)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Balance, beginning of year January 1, 2018	$	5,198
Member's contributions	$	123,500
Net income (loss)	$	-120,504
Balance, end of year December 31, 2018	$	8,194

* *The accompanying notes are an intergral part of these financial statements*

TONTINE INVESTMENT GROUP, LLC
(A Florida Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM (TO) OPERATING ACTIVITIES

Net Income (Loss)	$	-120,504
Adjustments to reconcile net income (loss)		
(Increase) Decrease in:		
Recievable from Officer	$	5,519
Flex Funding Account	$	30
Accounts Payable	$	-10,499
Net cash flows from (to) operating activities	$	-125,454

CASH FLOW FROM (TO) FINANCING ACTIVITIES

Capital Contributions	$	123,500
Net increase (decrease) in cash	$	-1,954
Cash and cash equivalents at beginning of year	$	21,178
Cash and cash equivalents at end of year	$	19,224

** The accompanying notes are an intergral part of these financial statements*

NOTES TO FINANCIAL STATEMENTS
TONTINE INVESTMENT GROUP, LLC

Note 1- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Tontine Investment Group, LLC is a Florida limited liability company formed on April 5, 2010 to engage in business as a broker-dealer. The Company's primary business activity is the sale of private placements, variable annuities and mutual funds. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Regulatory Authority, Inc. ("FINRA").

15c3-3 Exemption

As the Company does not hold customer securities or perform custodial functions relating to customer accounts, it is therefore exempt from the possession and control requirement of rule 15c3-3 under 15c3-3(k)(2)(i).

Revenue recognition

The Company records fee income when earned. Fees from private placements are recorded pursuant to the company agreement with the respective offering parties. Revenue is recognized when all performance obligations are met by the Company.

Income Taxes

The Company is not considered a separate taxable entity for tax purposes. All of the Company's income reported to the Internal Revenue Service is taxed at the member level.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income taxes in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2015 The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest or penalties have been recognized as of and for the year ended December 31, 2018.

1017 – Continued Membership Application and Approval

The company underwent a 1017 change in ownership with Finra during the 2016 fiscal year, resulting in a change of ownership and the addition of 3 new business lines; (i) private placement of securities, (ii) VLA and (iii) mutual fund sales. As of May 2016, the new owner of the company is Tontine Holdings, LLC.

NOTES TO FINANCIAL STATEMENTS
TONTINE INVESTMENT GROUP, LLC

Note 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The generation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-l of the Act, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2018, the Company's had net capital of $8,178 and a required minimum of $5,000. The net capital requirement may restrict capital withdrawals.

Note 3 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company received no fees from unrelated counterparts. Accordingly, the Company is not exposed to counterparty risk in the event the counterparties default on their obligations to the Company.

The Company's financial instruments, including cash and other assets, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

Note 4 – CONTINGENCIES AND COMMITMENTS

The company does not have any rent or lease obligations, as it is using space already provided by the executive officers.

Note 5 – RELATED PARTY

The company was acquired by Tontine Holdings, LLC (the Parent) in May of 2016. Tontine Holdings, LLC made capital contributions of $123,500 during the year ending December 31, 2018. There were no other significant transactions between the Company and the Parent during 2018.

Note 6 - SUBSEQUENT EVENTS

On or about January 4th 2019 the Firm filed a Continuing Membership Application with FINRA to sell the Firm in its entirety to CXG Holdings, LLC. On February 19th 2019 the Firm received approval for the aforementioned transaction, and the transaction was consummated. Currently, CXG Holdings, LLC is the 100% owner of Tontine Investment Group, LLC.

SUPPLEMENTARY INFORMATION

TONTINE INVESTMENT GROUP, LLC

NET CAPITAL COMPUTATION

	December 31, 2018
TOTAL ASSETS	19,240
Less:	
NON-CURRENT ASSETS	-16
NET CAPITAL BEFORE OTHER DEDUCTIONS	19,224
OTHER DEDUCTIONS (PAYABLES)	-11,046
NET CAPITAL	8,178
MINIMUM CAPITAL REQUIREMENT	5,000
EXCESS NET CAPITAL	3,178
AGGREGATE INDEBTEDNESS	11,046
AGGREGATE INDEBTEDNESS RATIO	135.07

*There are no material differences between he above Net Capital computation and the Company's cooresponding unaudited Part II A of form X-17A-5 as of December 31, 2018

TONTINE INVESTMENT GROUP, LLC
(A Florida Limited Liability Company)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
AS OF DECEMBER 31, 2018

None, the Company is exempt from Rule 15c3-3 pursuant to provisions of subparagraph (k)(2)(i).

TONTINE INVESTMENT GROUP, LLC
(A Florida Limited Liability Company)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
AS OF DECEMBER 31, 2018

None, the Company is exempt from Rule 15c3-3 pursuant to provisions of subparagraph (k)(2)(i).

There are no material differences between the above computation and the Company's corresponding unaudited Part II A of form X-17A-5 as of December 31, 2018

TONTINE INVESTMENT GROUP, LLC
(A Florida Limited Liability Company)

REVIEW OF EXEMPTION REPORT
DECEMBER 31, 2018

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

OFFICE (312) 939-0477
FAX (312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Tontine Investment Group, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Tontine Investment Group, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) The Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bradford R. Dooley & Associates

Chicago, Illinois
February 28, 2019

TONTINE INVESTMENT GROUP, LLC
(A Florida Limited Liability Company)
EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2018

The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers."). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 pursuant to the provisions in subparagraph (k)(2)(i).

The Company met the identified exemption provisions in § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

FOR: Tontine Investment Group, LLC

I, Christopher Driscoll, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

February 28, 2019

By:________________________
Christopher Driscoll - CEO